Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 26 March 2007, in connection with Orkla`s option programme, 6,667 options were exercised at a strike price of NOK 136.00.

A total of 1,806,602 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 180,400 synthetic options of the cash bonus programme.

Orkla holds 2,193,425 of its own shares.

Orkla ASA
Oslo, 26 March 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 23 March 2007, in connection with Orkla's option programme, 3,000 options were exercised at a strike price of NOK 135.00 and 2,000 options were exercised at a strike price of NOK 136.00. In addition 3 000 synthetic options were exercised at a price of NOK 102.55.

A total of 1,813,269 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 180,400 synthetic options of the cash bonus programme.

Orkla holds 2,200,092 of its own shares.

Orkla ASA
Oslo, 26 March 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

Notice to the Oslo Stock Exchange

ORKLA

RECEIVED
2007 APR -9 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification REC

Orkla has the 27 March 2007 sold 1 194 335 shares in Renewable Energy Corporation ASA (REC) at a share price of NOK 140.33. After this transaction Orkla holds 196 425 000 shares in REC, which represents 39.75 % of the shares.

The reason for the sale is that Orkla wishes to have a certain margin to the 40 % limit that triggers a mandatory offer.

The reason for this notification is that Ole Enger and Roar Engeland (both Executive Vice President in Orkla) are members of the Board in REC.

Orkla ASA
Oslo, 28 March 2007

Contact:
Rune Helland, Orkla Investor Relations,
Tel: +47 2254 4411
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

END